

Mail 3233

June 20, 2017

Glenn Kelman
Chief Executive Officer
Redfin Corporation
1099 Stewart Street, Suite 600
Seattle, WA 98101

> **Re:** **Redfin Corporation**
> **Amended Draft Registration Statement on Form S-1**
> **Submitted June 5, 2017**
> **CIK No. 0001382821**

Dear Mr. Kelman:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Critical Accounting Policies and Estimates

Valuation of Common Stock, page 75

1. Please tell us the value of your common stock as of the end of each period presented in your financial statements, and explain to us the reasons for any material changes in value from period to period. We may have additional comment once we have reviewed your response or once you have determined an IPO price.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Robert F. Telewicz, Jr., Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate &
Commodities

Cc: James (Jamie) Evans
        Fenwick & West LLP